Mail Stop 3-8

      				         June 1, 2005



By Facsimile and U.S. Mail

Mr. George Horowitz
Chairman and CEO
Everlast Worldwide, Inc.
1350 Broadway, Suite 2300
New York, NY 10018

      Re:    	Everlast Worldwide, Inc.
      	Form 10-K for the Year Ended
      	December 31, 2004
      	Filed on March 28, 2005
                	File No.  0-25918

Dear Mr. Horowitz:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of financial
Condition
and Results of Operations, page 15

1. SEC Release No. 33-8350 provides interpretive guidance designed to elicit a more meaningful analysis of MD&A. In addition to your current discussion, please include further analysis explaining the underlying reasons of known material trends, events, demands, commitments and uncertainties. Please elaborate on the following matters:
* Quantify the estimated impact that eliminating the women`s apparel segment and replacing it with a license arrangement will have on your results of operations and liquidity and capital resources;
* In your discussion of licensing revenues disclose the number of new and pre-existing licensees, revenues attributable to new license arrangements, changes in revenue for pre-existing licenses and average revenue per license agreement in existence for the past two fiscal periods;
* Explain why selling and shipping costs were a smaller percentage of revenue for 2004 in comparison to 2003 in light of increasing fuel costs and the elimination of the women`s apparel business as well as the fixed nature of your transportation costs. Further, if you have a contractual obligation for your transportation costs, please include it in your table of contractual obligations to the extent material;
* Provide a meaningful analysis that quantifies and explains your strategy to meet your operating cash flow needs and contractual obligations for the upcoming period rather than recite the results of your cash flow statement; and
* Identify and describe unused internal and external sources of liquidity and unused sources of liquid assets.

2. In your table of contractual obligations, please include interest and deferred financing payments on long-term debt and notes payable, dividend payments on Series A participating preferred stock and purchase obligations to the extent firm as of the balance sheet date.
Also, to the extent necessary, include a footnote disclosure of pertinent information necessary to understand assumptions used calculating tabular amounts. See Item 303 (a)(5)(ii)(A) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 7A. Quantitative and Qualitative Disclosure about Market
Risk,
page 21

3. Please advise or revise your disclosure to provide quantitative information for interest rate, foreign currency and commodity price risks, if applicable, in one of the three suggested disclosure alternatives in Item 305(a)(i)(A)(1), (2) and (3) of Regulation S-K.
In your response please show us what your revised disclosures will look like.

Item 9A. Controls and Procedures, page 21

4. Item 307 of Regulation S-K requires that your certifying
officers
disclose their conclusions regarding the effectiveness of your
disclosure controls and procedures, not their adequacy.   Please
revise accordingly.

Item 15. Exhibits, Financial Statement Schedule and Reports on
Form
8-K, page 22

5. Please include reconciliations for sales allowances and restructuring liabilities or refer us to your existing disclosure. In your response please show us what your revised financial statement schedule will look like. Reference is made to Rule 12-09 of Regulation S-X.

Independent Registered Auditor`s Report, page 1-f

6. Please advise or revise the auditor`s signature to reflect the entire name of the PCAOB registered independent accounting firm, Berenson & Company LLP. Also, revise the heading of your report to conform to Auditing Standard No.1, as adopted by the PCAOB.

Consolidated Balance Sheets, page 2-f

7. Please provide the gross amounts of accounts receivable
assigned
to factor and amounts due to factor as of December 31, 2004 and
2003
and discuss the legal, contractual or other right to set off that exists and how you satisfy all of the criteria in paragraph 5 of FIN
No. 39.  Also, tell us in your response:
* If you record the assigned accounts receivable as a sale or as a secured borrowing in accordance with paragraphs 9 - 15 of SFAS No. 140 and the basis for your accounting treatment;
* Why you present the changes in assigned receivable and payable balances on a net basis in your statement of cash flows as opposed to a gross presentation based on the gross and net requirements in paragraphs 11 - 13a. of SFAS No. 95; and
* The name of your factor, your relationship and whether a factoring agreement exists. If an agreement exists tell us why it is not filed or incorporated by reference in the exhibit index.

Please note for future filings that paragraph 17a.(2) of SFAS No.
140
requires you to disclose the carrying value and classification of the assets pledged as collateral that are not presented separately in the financial statements.

Consolidated Statements of Operations, page 3-f

8. Please advise or revise your diluted earnings per share from continuing operations and diluted earnings per share from discontinued components to reconcile to your net diluted earnings per share.

9. Please tell us the amount of revenue you recognized in fiscal
2004
in connection with your five year license agreement with Jacques
Moret, Inc.

Notes to Consolidated Financial Statements, page 7-f

10. SFAS No. 131 requires public business enterprises to report certain financial statement information about operating segments as well as certain information about their products and services, the geographic areas they operate and their major customers. In your response, please advise us why you are not required to provide such information or provide a discussion identifying each existing operating segment identified in accordance with paragraphs 10-15 and the reportable segments that result from (i) aggregating two or more operating segments in accordance with paragraph 17 and (ii) exceed the quantitative thresholds in paragraph 18. Also include disclosures in your financial statements and management`s discussion and analysis of financial condition and results of operations as required by paragraphs 25-28 of SFAS No. 131 and SEC Release No. 33-
8350. In your response please show us what your revised disclosure will look like.

2. Significant accounting policies, page 7-f
q. Revenue recognition, page 11-f

11. You disclose that you participate in various cooperative
advertising programs.    Please tell us how you account for
consideration you provide to direct or indirect customers as discussed in EITF No. 01-9. Specifically tell us the following:
* Provide a description of each of the cooperative advertising programs that you participate;
* The amount of consideration provided to vendors by you in fiscal years 2004, 2003 and 2002;
* The amount of consideration you characterize as a reduction of revenue or as an expense; and
* If you characterize the consideration as an expense, please tell us in your response how you overcome the criteria in paragraph 9 of the
Issue.
Alternatively, if you believe EITF 01-9 is not applicable, please provide us with the applicable accounting pronouncements and discuss how you your accounting policies correspond with such pronouncements.

3. Adoption of SFAS No. 150, page 12-f

12. Please tell us how you determined the carrying value of preferred shares approximates their fair value upon reclassification.
Advise
us of what consideration you gave to the market interest rates on the date of reclassification and the effective interest rate on preferred shares as an appropriate rate to impute interest and record the liability at its present value. The reclassification of your preferred stock to a liability is akin to the redemption of shares by issuance of debt and accordingly, the liability should be measured at its present value on the date of reclassification and a cumulative transition adjustment is recognized in your statement of operations for the difference between the carrying amount of the preferred shares and present value of the liability, if any. Please provide us with source and other pertinent information for interest rates used in your analysis. See EITF Topics D-98 and D-42. We may have further comments.

4. Disposal of a component, page 13-f

13. In future filings include the disclosures required by paragraph
47.a. and d. of SFAS No. 144. In your response, please show us what your revised financial statement schedule will look like.

5. Restructuring and non-recurring charges, page 13-f

14. Please tell us how $2.1 million of restructuring costs representing the discontinuance of certain products and labor as well as overhead resulting from idle capacity meet the definition of costs associated with an exit activity, as defined in paragraph 2 of SFAS
No.146. Include in your response why these costs are present obligations and discuss the events or transactions that arose which leave you with no discretion to avoid the future transfer or use of assets to settle such liabilities.

19. Stockholders` equity, page 26-f

15. Please disclose the pertinent rights and privileges for each of the common share classes including dividend and liquidation preferences, participation rights, call and prices dates, conversion or exercise prices or rates and unusual voting rights or other significant terms, as applicable. See paragraph 4 of SFAS No. 129.
In your response please show us what your revised disclosures will look like.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Brian V. McAllister at (202) 551-3341 or,
Donna Di Silvio at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Horowitz
Everlast Worldwide, Inc.
June 1, 2005
Page 1